August 25, 2023

VIA EDGAR AND E-MAIL

Ms. Yoon Choo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments Concerning Preliminary Proxy Materials for 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Choo:

This letter responds to your comments, received via telephone from the staff (“the Staff”) on July 27, 2023, regarding your review of the preliminary proxy materials on Schedule 14A for 1290 Funds (the “Trust”) on behalf of its series (each, a “Fund” and collectively, the “Funds”). Each of your comments is repeated below, followed by the Trust’s response. Unless otherwise noted, defined terms have the same meaning as used by the Funds in the preliminary proxy materials.

1.	General Comments

a.	Comment: Where a disclosure change is made in response to a comment, please make conforming changes where applicable throughout the document.

Response: To the extent applicable, the Trust will conform disclosure changes made in response to the Staff’s comments throughout the proxy materials.

2.	Proxy Statement

a.

Comment: Disclose the costs of portfolio repositioning, including the estimated brokerage costs to be incurred to both sell and purchase portfolio securities. The costs should be quantified in dollars and basis points.

Please disclose the tax effects of portfolio repositioning, including any anticipated capital gains distribution resulting from sales of portfolio securities. The capital gains distribution should be quantified in both dollars and on a per share basis.

We understand that estimated brokerage costs are disclosed later in the proxy statement, but no estimates are provided on the tax effects of portfolio repositioning. Please include information on both of these matters in the summary section as well as later in the proxy statement.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

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Ms. Yoon Choo

August 25, 2023

Response: The Trust has revised the disclosure that currently appears in Proposal 2 to read as follows:

It is currently expected that, in connection with the Fund Restructuring, the Fund will liquidate substantially all of its portfolio holdings (i.e., the shares of the Underlying ETFs in which it invests) and hold cash, and the Restructured Fund will use the cash to invest in securities that are consistent with its investment objective and principal investment strategy. The sale of portfolio holdings by the Fund could result in its selling securities at a disadvantageous time and price and could result in its incurring transaction costs that would not otherwise have been incurred and realizing gains (or losses) that would not otherwise have been realized ~~and incurring transaction costs that would not otherwise have been incurred~~. The portion of the Fund’s portfolio holdings that ultimately will be liquidated in connection with the Fund Restructuring will depend on market conditions and on American Century’s assessment of the compatibility of those holdings with the Restructured Fund’s investment objective and principal investment strategy. Based on current assumptions, the ~~The estimated~~ Adviser estimates that the portfolio transaction costs of the Fund Restructuring ~~are~~ would be approximately $1,600 (or approximately 0.02% of the Fund’s average daily net assets). The repositioning of the Fund’s portfolio holdings may result in higher taxes when Fund shares are held in a taxable account. The tax impact of the sale of such portfolio holdings will depend on the difference between the price at which such securities are sold and the Fund’s tax basis in such securities. Based on current assumptions, the Adviser estimates that, as of June 30, 2023, the Fund would recognize approximately $996,900 in realized capital gains (approximately $2.16 per share). ~~This amount is an estimate~~ These amounts are estimates and the actual amounts may be materially higher or lower depending on the factors outlined above. The Adviser intends to implement the Fund Restructuring in a manner that would minimize such portfolio transaction costs and potential tax implications, to the extent practicable, and believes that such costs and tax implications would be reasonable in relation to the anticipated benefits of the Fund Restructuring. ~~The Adviser has agreed to pay costs that exceeding the Fund’s expense cap. The estimated costs exceed the Fund’s expense cap and are expected to be paid by the Adviser. The repositioning of the Fund’s portfolio holdings may result in higher taxes when Fund shares are held in a taxable account.~~ Shareholders should consult with their own tax advisor concerning their particular tax situation. The Adviser anticipates that the tax impact to shareholders in the Fund will be limited because the Adviser estimates that, as of June 30, 2023, less than 1% of the shares of the Fund were held by retail investors in taxable accounts.

Ms. Yoon Choo

August 25, 2023

The Trust has made conforming changes to the corresponding disclosure that currently appears in the Proxy Statement “Overview” section.

b.

Comment: The only matter on which the non-Retirement Funds will be voting is the election of trustees, which requires a plurality vote. On the other hand, the Retirement Funds will be voting on the election of trustees and the manager of managers proposal, while the 1290 Retirement 2060 Fund’s shareholders will also be voting on two additional proposals that affect only that fund. Each of these other proposals requires a 1940 Act vote. In light of the fact that obtaining a 1940 Act vote often involves significant solicitation costs, please supplementally explain why the proposed allocation of expenses in connection with these proposals is fair to the non-Retirement Funds.

Also, the Adviser states that meeting and related costs will be borne by the Adviser if they exceed a Fund’s (or classes’) expense cap. Please disclose in an appropriate location in the proxy statement whether the Adviser expects to exercise its right of recoupment with respect to these expenses and the impact of any recoupment by the Adviser on the Funds’ expense ratios.

Please clarify in an appropriate location in the proxy statement that the Adviser will pay these expenses above each Fund’s cap, regardless of whether the Proposals are approved.

Response: The Trust believes that the existing allocation of proxy expenses is reasonable. Please note, however, that all Funds are subject to, and are operating at or above, their expense caps with respect to each class of shares. Accordingly, it is expected that all proxy expenses will be paid by the Adviser. In addition, the Adviser has voluntarily agreed not to seek recoupment of the proxy expenses under the Trust’s Expense Limitation Agreement. The Trust has revised the relevant disclosure as follows:

The cost of the Meeting, including the expenses of printing and mailing the Proxy Statement, the cost of solicitation of proxies and the expenses associated with reimbursing brokers or nominees who hold shares of a Fund in their names for their reasonable expenses in forwarding solicitation material to the beneficial owners of those shares, as well as the legal costs of fund counsel relating thereto, will be borne by each class of each Fund. These expenses are estimated to be $261,000. The aforementioned costs (other than legal costs) will be allocated among the Funds in proportion to their respective numbers of shareholder accounts; legal costs will be allocated among the Funds in proportion to the average net assets of the Funds. However, the Adviser has agreed to pay expenses exceeding a class’s expense cap. The estimated proxy expenses for each Fund exceed its (or its class’) expense cap and are expected to be paid by the Adviser, whether or not the Proposals are approved. The Adviser has voluntarily agreed not to seek recoupment of the proxy expenses under the Trust’s Expense Limitation Agreement.

Ms. Yoon Choo

August 25, 2023

c.

Comment: The Proxy Statement states, “If you attend the Meeting, you may vote your shares in person.” Please provide information on how to attend the meeting and submit a vote at the meeting. For example, provide a telephone number that shareholders should call if they plan to attend the meeting, or any other relevant instructions.

Response: The Trust has revised the disclosure to read as follows:

If you attend the Meeting, you may vote your shares in person. Please note that in order to gain admission to the site of the Meeting, all attendees will need to present a photo identification card to building security after which attendees will be directed to the 15th floor for participation in the Meeting. At the Meeting, you will need photo identification in order to vote. If you hold your shares through a financial intermediary and wish to vote in person at the Meeting, you will need to obtain a legal proxy from your financial intermediary and present that at the Meeting in order to vote.

d.

Comment: In Proposal 1, Page 16 of the Proxy Statement states: “No Trustee/Nominee who is or would be an Independent Trustee, and no member of his or her immediate family, beneficially owns or owns of record securities representing interests in the Adviser, any sub-adviser or Distributor of the Trust, or any person controlling, controlled by or under common control with such persons.” Please clarify whether “Distributor” refers to Equitable Distributors, LLC or ALPS Distributors, Inc., or maybe both.

Response: The Trust has clarified the disclosure to read as follows: “No Trustee/Nominee who is or would be an Independent Trustee, and no member of his or her immediate family, beneficially owns or owns of record securities representing interests in the Adviser, ALPS Distributors, Inc., any sub-adviser ~~or Distributor~~ of the Trust, or any person controlling, controlled by or under common control with such persons.”

e.

Comment: In Proposal 2, Page 22 of the Proxy Statement states: “Although American Century currently serves as investment sub-adviser for series of EQ Advisors Trust, it does not currently manage any series of EQ Advisors Trust using the investment strategy being proposed for the Restructured Fund.” Please supplementally confirm whether disclosure is required pursuant to Item 22(c)(10) of Schedule 14A.

Ms. Yoon Choo

August 25, 2023

Response: The Trust has revised Proposal 2 to include the following information:

Similar Funds Advised by American Century, acting through its division Avantis Investors®

The following table lists the names of another mutual fund and an ETF advised by American Century with investment objectives similar to the investment objective of the Restructured Fund and equity strategies focused on large capitalization U.S. stocks. The table sets forth the rate of compensation for American Century for its advisory services to such mutual fund and ETF and the net assets of such mutual fund and ETF.

Name of Fund/ETF	Net Assets as of May 31, 2023 (in millions)	Advisory Fee Rate (as a percentage of average daily net assets)
Avantis U.S. Large Cap Value Fund	$108.7	0.15%
Avantis U.S. Large Cap Value ETF	$1,080.3	0.15%

f.

Comment: In Proposal 2, the first paragraph under the heading “Proposal 2” at Page 22 of the Proxy Statement includes a discussion of the anticipated benefits of the Fund Restructuring to shareholders. Immediately after the discussion of anticipated benefits, please make clear that there is no guarantee that any of the anticipated benefits will occur. Also consider whether there are any potential negative consequences of the Fund Restructuring that should be disclosed in this section.

Response: The Trust has revised the disclosure in the first paragraph under the heading “Proposal 2” to include the following sentence: “There can be no assurance that the Fund will realize the anticipated benefits of the Fund Restructuring.” The Trust notes that the fourth paragraph under the heading “Proposal 2” has been revised as shown in the response to comment 2.a. above and discloses estimated portfolio transaction costs and potential tax implications, which are potential negative consequences of the Fund Restructuring.

g.

Comment: Proposal 2 includes the following statement: “The portion of the Fund’s portfolio holdings that will be liquidated in connection with the Fund Restructuring will depend on market conditions and on American Century’s assessment of the compatibility of those holdings with the Restructured Fund’s investment objective and principal investment strategy. Please reconcile this statement with earlier statements that it is expected that, in connection with the Fund Restructuring, the Fund will liquidate substantially all of its portfolio holdings.

Response: As indicated in the response to comment 2.a. above, the Trust has revised the disclosure to read as follows:

It is currently expected that, in connection with the Fund Restructuring, the Fund will liquidate substantially all of its portfolio holdings (i.e., the shares of the Underlying ETFs in which it invests) and hold cash, and the Restructured Fund will use the cash to invest in securities that are consistent with its investment objective and principal investment strategy. … The portion of the Fund’s portfolio holdings that ultimately will be liquidated in connection with the Fund Restructuring will depend on market conditions and on American Century’s assessment of the compatibility of those holdings with the Restructured Fund’s investment objective and principal investment strategy.

The Trust believes that these statements are consistent. Although it is currently expected that the Fund will liquidate substantially all of its portfolio holdings in connection with the Fund Restructuring, the portion of the Fund’s portfolio holdings that ultimately will be liquidated will depend on the factors outlined above.

Ms. Yoon Choo

August 25, 2023

h.

Comment: Proposal 2 includes the following statement of the Fund’s investment policy: “Following the Fund Restructuring, the Restructured Fund would seek to achieve its investment objective by, under normal market conditions, investing at least 80% of its net assets, plus borrowings for investment purposes, in securities of large capitalization U.S. companies (or other financial instruments that derive their value from the securities of such companies).” If derivatives are part of the Restructured Fund’s principal investment strategy, please discuss the types of derivatives in which the Fund will invest and add disclosure on the risks of such derivatives in the principal risks section.

Response: The Trust confirms that derivatives are not expected to be part of the Restructured Fund’s principal investment strategy.

i.	Comment: In Proposal 4, in an appropriate location in the Proposal, please disclose the Board’s considerations and reasons for submitting this Proposal to the shareholders of the Retirement Funds.

Response: The Trust has added the following disclosure to Proposal 4:

Board Approval of “Manager-of-Managers” Policy

At a meeting of the Board held on July 18-19, 2023, the Board, including the Independent Trustees, considered and unanimously approved a “manager-of-managers” policy for each Retirement Fund. The Board also determined to recommend that shareholders of each Retirement Fund approve the “manager-of-managers” policy. In evaluating the “manager-of-managers” structure, the Board, including the Independent Trustees, considered various factors and other information, including the following:

•

A “manager-of-managers” structure will enable the Adviser, subject to Board approval, to act more quickly, with less expense to a Retirement Fund, to enter into and materially amend investment sub-advisory agreements with unaffiliated investment sub-advisers when the Adviser and the Board believe that such appointment would be in the best interests of the Retirement Fund and its shareholders;

•

The Adviser would continue to be directly responsible for monitoring an investment sub-adviser’s compliance with a Retirement Fund’s investment objective and investment strategies and analyzing the performance of the sub-adviser;

•	The Multi-Manager Order relief does not extend to any increase in the advisory fee paid by a Retirement Fund to the Adviser; any such increase would be subject to shareholder approval; and

Ms. Yoon Choo

August 25, 2023

•	No investment sub-adviser could be appointed, removed or replaced without the Board’s approval.

j.

Comment: In Proposal 4, the section titled Benefits to Shareholders of Approval of Proposal 4 includes the following statement: “If a new unaffiliated investment sub-adviser is retained for a Retirement Fund, shareholders would receive notice of any such action, including all information concerning any new unaffiliated investment sub-adviser or unaffiliated investment sub-advisory agreement that would be included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.” Please disclose when such notice would be provided to shareholders.

Response: The Trust has revised the disclosure to read as follows: “If a new unaffiliated investment sub-adviser is retained for a Retirement Fund, shareholders would receive notice of any such action, including all information concerning any new unaffiliated investment sub-adviser or unaffiliated investment sub-advisory agreement that would be included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended, within 90 days of the effective date of the sub-adviser’s appointment.”

k.

Comment: In the section “Voting Information,” under the heading “Voting Rights,” the Proxy Statement provides that “Any person giving a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a written notice of revocation to the Trust.” Please provide the name and title of the addressee and the address to which the revocation should be mailed.

Response: The Trust has revised the disclosure to read as follows: “Any person giving a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a written notice of revocation addressed to Shane Daly, Secretary of the Trust, 1290 Avenue of the Americas, 15th Floor, New York, New York 10104.”

l.

Comment: In the section “Required Shareholder Vote,” the proxy statement provides: “Equitable Investment Management Group, LLC, an affiliate of the Adviser, may be deemed to be a control person with respect to the Trust by virtue of its ownership of a substantial majority of the Trust’s shares as of the Record Date.” Please disclose how Equitable Investment Management Group, LLC is expected to vote.

Response: The Trust has revised the fourth paragraph in the section “Voting Rights” to read as follows: “The Adviser has advised the Trust that certain shares are registered to the Adviser or its affiliates. These shares will be voted by the Adviser and its affiliates “FOR” or “AGAINST” approval of each Proposal, or as an abstention or withheld, in the same proportion as other shareholders have voted.”

The Trust also has updated the disclosure referenced in the staff’s comment to reflect that Equitable Investment Management Group, LLC is not deemed to be a control person with respect to the Trust as of the Record Date by virtue of share ownership. In particular, the Trust

Ms. Yoon Choo

August 25, 2023

has revised the seventh paragraph in the section “Required Shareholder Vote” to read as follows: “As of the Record Date, except as set forth in Exhibit C, to the Trust’s knowledge, no person owned beneficially or of record more than 5% of any class of the outstanding shares of a Fund. ~~Equitable Investment Management Group, LLC, an affiliate of the Adviser, may be deemed to be a control person with respect to the Trust by virtue of its ownership of a substantial majority of the Trust’s shares as of the Record Date.~~ Shareholders owning more than 25% of the outstanding shares of ~~the Trust or~~ a Fund may be able to determine the outcome of most issues that are submitted to shareholders for a vote. ~~Shares registered to the Adviser will be voted by the Adviser “FOR” or “AGAINST” approval of each Proposal, or as an abstention, in the same proportion as other shareholders have voted.~~”

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Shane Daly, Esq.
Kristina Magolis, Esq.

  Equitable Investment Management, LLC

Fatima Sulaiman, Esq.

  K&L Gates LLP